555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
March 28, 2025	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
Via EDGAR	Hamburg	Silicon Valley
	Hong Kong	Singapore
Division of Corporation Finance	Houston	Tel Aviv
Office of Energy & Transportation	London	Tokyo
U.S. Securities and Exchange Commission	Los Angeles	Washington, D.C.
100 F Street, N.E.	Madrid

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

John Hodgin

Anuja Majmudar

Daniel Morris

Re:	Phoenix Energy One, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed on December 30, 2024

File No. 333-282862

To Whom It May Concern:

On behalf of our client, Phoenix Energy One, LLC, formerly known as Phoenix Capital Group Holdings, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated January 28, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on December 30, 2024. Concurrently with the furnishing of this letter, the Company has filed an amendment (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

March 28, 2025

Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to insert a paragraph immediately following your discussion of your outstanding debt obligations to disclose the following, if true:

•	You report net losses for the year ended December 31, 2023 and the subsequent interim period;

•	You do not anticipate that your cash flow from operations will be sufficient to service your debt obligations for the next several years; and

•

Your ability to service your outstanding debt depends on your ability to issue additional notes, including the notes in this offering, so that such proceeds may be used to pay the principal and interest due to existing debt holders.

Provide similar disclosure in the opening paragraphs of the Overview at page 1, and in your risk factor and liquidity discussions. In addition, include a cross-reference to a risk factor addressing the risk to investors if you are unable to issue additional notes and therefore unable to use proceeds from the sale of debt to pay outstanding debt holders.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 1, 40, 55, 75, and 86 accordingly to disclose the Company’s net losses in recent periods and the risk to holders that the Company’s cash flows from operations may alone be insufficient to service its debt.

However, the Company respectfully advises the Staff that, although its cash flows from operations have not historically been sufficient to service required cash interest and principal payment obligations under the Company’s debt, the Company anticipates that its cash flows from operations will be sufficient for that purpose going forward. As set out in the analysis supplementally provided to the Staff per its request in comment 25 below, the Company’s projected capital needs in 2025 and thereafter are driven primarily by planned investments that the Company anticipates making under its business plan to drive continued growth. The Company notes that it may ultimately elect to use the cash intended for such purposes to instead service obligations, whether those be payroll, lease expenses, or debt service.

The Company also respectfully advises the Staff that the incurrence of new debt to repay or service existing debt obligations is a standard practice for issuers across a broad spectrum of corporate maturity, including newly public companies and long-time term loan and bond issuers. For example, issuers frequently rely on access to additional liquidity to service debt, engage in corporate debt refinancings, and undertake various other transactions to satisfy debt obligations. Similar to other issuers, the Company has deliberately established multiple liquidity and capital resources to help ensure access to adequate liquidity and capital. Notwithstanding the foregoing, the Company has made clear in Amendment No. 2 that its cash flows from operations alone may be insufficient to service its debt, in which case the Company may require additional capital and so may use the proceeds of newly issued debt, including the Notes, to service its existing debt.

2.

We note your response to prior comment 1. Please supplementally provide a detailed job description for Mr. Matthew Willer, Managing Director, Capital Markets, including his role with respect to the structure and amount of your debt offerings, and his involvement in the sale of your notes. In this regard, we note that Mr. Willer is described on your website as a former investment banker and C-suite level executive at multiple startups. In addition, please provide the names and titles of the representatives entitled to fees and commissions as well as the aggregate amounts that have been paid to each individual.

March 28, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that, concurrently with the furnishing of this letter, the Company has supplementally provided the Staff with the requested detailed job description for Mr. Matthew Willer, the names and titles of the other licensed registered representatives of the Dalmore Group entitled to fees and commissions in connection with the offering of the Notes, and the aggregate amounts such individuals were paid as fees and commissions in connection with the Company’s debt issuances under Regulation A and Regulation D of the Securities Act. The Company respectfully advises the Staff that no amounts have been paid to Mr. Willer or any other representative in connection with the offering of the Notes, and that no such amounts will be paid unless and until the Registration Statement is declared effective, the offering of the Notes commences, and Notes are sold in accordance with the terms described in the Registration Statement.

3.

Refer to the fifth paragraph on the cover page. We note you disclose here that a holder may require you at any time prior to maturity, to redeem its notes subject to certain exceptions and to an annual cap of 10%. Please revise your disclosure here to include the risk that you may not be able to pay the required price for the Notes because you may not have enough funds at that time or the terms of your indebtedness may prevent you from making such payment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page accordingly.

4.

We note your response to prior comment 3 and reissue in part. Please revise to explain how you will determine whether to grant requests to transfer, including objective criteria. To the extent that that you will not apply objective criteria, please revise to state, if true, that determinations will be made on an ad hoc basis. In addition, revise at page 124 to clarify the procedures that investors must follow to submit a request to transfer and the number of days in which they should expect the request to be accepted or rejected.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 12, 45, and 132 accordingly.

Prospectus Summary

Overview, page 1

5.

Revise the opening paragraphs of this section to disclose your net losses and accumulated deficit for FY23 and any subsequent interim or annual period. In addition, revise the opening paragraphs to quantify your aggregate outstanding debt for the same periods.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 1, 55, and 86 accordingly.

6.

Please expand your disclosure of the number of gross productive development wells and gross wells drilled during 2023 to additionally provide the corresponding number of net wells consistent with the definitions in Item 1208 of Regulation S-K and the disclosure of the number of gross and net wells drilled under the direct drilling operations. This comment also applies to disclosure on pages 52 and 83.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 1, 54, 86 accordingly.

March 28, 2025

Prospectus Summary

Our Company

Direct Drilling Operations, page 2

7.

We note your disclosure that in 2025, you expect to have increased needs for additional capital, potentially in excess of free cash flow from your operations. Please revise your disclosure to explain how you define free cash flows from your operations and to clearly indicate whether your current operating plans contemplate or project that your capital needs for 2025 will exceed the free cash flow from your operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2 and 86 to clarify that the Company expects to require capital in excess of cash flows from operations in order to execute on the Company’s business plan, and that this requirement is primarily driven by the Company’s plans to fund the expansion of its direct drilling operations.

8.

You disclose that as of November 30, 2024 you had $251.8 million available to borrow under the Adamantium Loan Agreement (assuming Adamantium is able to issue the corresponding amount of Adamantium Securities). Please expand your disclosure here and at page 84 to provide additional details about the likelihood of the availability of funds under this arrangement. In this regard, we note that Adamantium is a wholly owned finance subsidiary and any amounts available under the Adamantium Loan Agreement are contingent upon Adamantium’s receipt of proceeds from the sale of Adamantium Securities, which cannot be guaranteed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2 and 87 accordingly.

Company Structure, page 5

9.

We note your response to prior comments 4 and 5. In particular, we note your revised disclosure that Holdco was created to pledge equity interests of the Issuer as collateral to secure the borrowings under the Fortress Credit Agreement. It is unclear from your disclosure whether the Issuer itself was unable to pledge interests or similar collateral. Please clarify and, if the issuer could have pledged equity interests or similar collateral, explain the business reasons for creating a new entity to do so. In addition, please revise here and provide a cross-reference to appropriate risk factor disclosure explaining how, if at all, the creation of Holdco affects may affect the claims of note holders in the event of the bankruptcy of the issuer.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a customary and typical collateral package for a secured term loan includes a pledge of 100% of the equity of the borrower in order to provide for a “single point of enforcement” in a foreclosure. Under Delaware law, a company does not own its equity that has been issued to third parties, and so cannot generally pledge such equity interests. At the time the Company entered into the Fortress Credit Agreement as the primary borrower under the facility, its equity was held by multiple individuals, making perfection and enforcement of equity collateral more difficult than is market-standard. As a result, and as is common in negotiations with lenders in secured term loan financings, the Company and its equityholders agreed to form a parent entity, Phoenix Equity, that holds 100% of the equity interests of the borrower. This enabled the Company to provide a pledge of such equity interests as collateral to the lenders under the Fortress Credit Agreement and allowed the Company to obtain a term loan financing with a reputable lender under market terms. As disclosed in the Registration Statement, in connection with the formation of Phoenix Equity, the equityholders of the Company exchanged their interests in the borrower for interests in Phoenix Equity and, as a result, the formation of Phoenix Equity resulted in no change to the beneficial ownership of the group.

With respect to the Staff’s comment regarding the impact of the creation of Phoenix Equity and the related pledge of equity interests on the claims of holders of Notes in a bankruptcy, the Company respectfully advises the Staff that such claims are unchanged. As disclosed in the Registration Statement, including in the risk factors, the Notes are unsecured, subordinated obligations and are both

March 28, 2025

(i) effectively subordinated to any of the Company’s existing or future secured indebtedness and other obligations, including under the Fortress Credit Agreement, to the extent of the value of the assets securing such indebtedness, and (ii) contractually subordinated to any Senior Debt, including indebtedness under the Fortress Credit Agreement. Prior to the formation of Phoenix Equity, the lenders under the Fortress Credit Agreement already had an all-assets lien that would be enforceable in a bankruptcy and used to satisfy any claims under that agreement prior to any repayment of amounts under the Notes. Those lenders also had a contractual priority on the proceeds of any sales of assets by virtue of being designated as Senior Debt. As a result, the formation of Phoenix Equity and related pledge of equity interests did not put holders of Notes in any different position vis-à-vis the lenders under the Fortress Credit Agreement (or any other secured debt issued or to be issued by the Company in the future).

Ranking, page 9

10.

We note your response to our prior comment 6 and re-issue it. Other than the first bullet, please revise each bullet to quantify the current aggregate amount of debt and liabilities that fall within each category as of the most recent practicable date. These aggregate amounts should reconcile with the itemized amounts disclosed in further detail in the four paragraphs following this bulleted disclosure. In this regard, we also note that the disclosed amounts outstanding under each of the four paragraphs do not sum up to the $964.4 million of total indebtedness outstanding.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 9, 10, 11, 124, and 125 accordingly.

Mandatory Redemption, page 11

11.

We note your response to our prior comment 8 and 14 and that any Notes redeemed by your manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year. Please disclose whether the managers, executive officers and their respective family members are subject to any limit to their mandatory redemption rights. Revise your risk factors, cover page and summary accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 11, 45, 128, and 129 accordingly.

12.

We note your disclosure that “[r]edemption requests will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interests rates of the Notes for which redemption as been requested.” Please clarify, if true, that any redemption payments requested under the PCGH Reg D/Reg A Bonds will be prioritized over redemption payments under the Notes.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 11, 44, 45, and 129 accordingly. The Company also respectfully advises the Staff that, subject to applicable subordination provisions, the Company will not, as a general matter, prioritize redemption requests under the PCGH Reg D/Reg A Bonds or Adamantium Bonds over redemption requests under the Notes.

Summary Historical Financial and Other Data

Production Data, page 18

13.

The average daily production (Boe/d)(6:1) presented on pages 18 and 92 for the nine months ended September 2024 and 2023 for the “Bakken” and “All Properties” is inconsistent with a calculation using the total produced volumes and the average number of days in the period and with the comparable average daily production provided on page 59. Please revise your disclosure to resolve these inconsistencies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 62, 69, and 95 accordingly.

March 28, 2025

Risk Factors

The development of our estimated proved and probable undeveloped reserves…, page 26.

14.

You disclose that as of September 30, 2024, you need $597.7 million and $2,485.1 million in capital expenditures to develop your proved and probable undeveloped reserves, respectively. Based on the net quantities of your reserves provided on page 16, it appears the cost to develop your proved undeveloped reserves is approximately 22% less on a dollar per boe basis than your probable undeveloped reserves. Please provide us with an explanation in reasonable detail for the lower costs to develop your proved undeveloped reserves.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s proved undeveloped reserves include the processing of wellhead natural gas into residue natural gas and NGLs, whereas probable undeveloped reserves are assumed to not have NGL volumes due to the uncertainty of the availability of gas processing capacity. As of December 31, 2024, if our estimate of NGL volumes for probable reserves took into account the processing of wellhead natural gas, the equivalent reserves would have increased approximately 27% on a Boe basis, and would correspondingly lead to an approximately 22% decrease in normalized development cost on a dollar per Boe basis. Consequently, as potential NGL volumes are not included in our probable undeveloped reserves, but included in our proved undeveloped reserves, the cost of developing proved undeveloped reserves on a dollar per Boe basis is lower.

15.

Please provide us, as supplemental information, a schedule for your proved undeveloped reserves and separately a schedule for your probable undeveloped reserves showing the gross number of drilling locations, reserve volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the proved and probable undeveloped reserve volumes disclosed as of September 30, 2024.

This analysis should additionally include the effect of G&A costs, cash interest expenses, and debt maturities, and quantify the net cash flow or deficit for the remaining three months of 2024, annually thereafter, and on a cumulative basis, comparable to your response to prior comment 8.

Also, provide us a quantitative analysis with supporting documentation as to the specific sources and dollar amounts of funds sufficient to finance these costs. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.

To the extent your future net cash flows are insufficient to fund the future development of your proved and probable reserves as of September 30, 2024, including G&A costs, cash interest expenses, and debt maturities, expand your risk factor to further clarify these facts and explain the need to obtain new funding from outside sources on a continual and ongoing basis, if true.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, concurrently with the furnishing of this letter, the Company has supplementally provided the Staff with the requested schedule and analysis as of December 31, 2024, being the end of the most recent fiscal period disclosed in the Registration Statement. The Company further advises the Staff that it has revised pages 26 and 75 accordingly.

March 28, 2025

Use of Proceeds, page 49

16.

We note your revised disclosure indicating that as of November 30, 2024, you had $102.0 million maturing within one year and stating that “to the extent we use any proceeds from this offering of the Notes to repay outstanding indebtedness, we cannot accurately predict which indebtedness we may repay with such proceeds, and in what amounts.” Please revise your disclosure to specifically disclose the amount, interest rate and maturity of each tranche of debt that is maturing within one year. Please also revise the Broker-Dealer Fee and sales commissions fee here to be consistent with disclosure elsewhere which is $5,025,000 and $5,978,000, respectively.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 51 accordingly.

17.

We note your response to our prior comment 11 and disclosure that “we have cash flow from operations, as well as multiple current and potential sources of financing, including under the Adamantium Loan Agreement and our offerings of debt securities pursuant to Regulation D, that can be utilized for the purposes described above, and so we cannot accurately predict whether and in what amounts the net proceeds from this offering of the Notes will be applied.” We also note that (i) you realized a net loss of $11.2 million for the nine months ended September 30, 2024, (ii) your disclose on page 84 that your capital expenditures and operating expenses have increased significantly and you estimate that your direct drilling operations will require approximately $472.9 million in capital throughout 2025 in order to achieve your intended business plan, (iii) that as of November 30, 2024, after giving effect to the borrowing of an additional $115.0 million under the Fortress Credit Agreement in December 2024, you had approximately $964.4 million of indebtedness outstanding including $102.0 million maturing within one year and (iv) you disclose on page 39 that a significant amount of your cash flow will be required to pay interest and principal on your outstanding indebtedness. In light of these factors, please revise your disclosure here to include tabular disclosure to reflect all potential uses of the proceeds of this offering. In addition, to the extent material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts available from such sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 51 to provide tabular (rather than narrative) disclosure of the potential uses of the net proceeds of the offering.

However, the Company respectfully advises the Staff that, unlike most registered offerings of debt securities, this offering will be undertaken on a continuous basis over the course of up to three years. As a result, there will be innate variability in the Company’s cash flows, access to its various liquidity and capital resources, and planned and strategic investments during the course of the offering. The Company respectfully submits that there is frequent and fulsome disclosure in the Registration Statement regarding the Company’s need for capital, its access to various liquidity and capital resources, including its term loan debt and issuance of debt securities under Regulation D and Regulation A, as well as its cash flows and capital investment activities. As disclosed in the Registration Statement, these capital raising and capital investment activities go hand in hand, and so to the extent the Company intends to make investments it may opt to raise capital to fund such investments; likewise, to the extent the Company cannot raise capital, it can opt not to make such investments. To the extent the Company raises capital, it may utilize funds under additional term loan borrowings or proceeds from the issuance of debt securities, including the Notes. As a result, the Company respectfully advises the Staff that it is not possible to quantify in any way helpful to investors the amounts and sources of other funds necessary to fund the Company’s expected use of proceeds; rather, the Company has disclosed in the Registration Statement its current avenues for liquidity and provided vigorous risk factor and other disclosure regarding its liquidity and capital resources, from which investors can get a clear picture of the Company’s business plan and financial condition.

March 28, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations 2024 Outlook, page 57

18.

We note your presentation of your current estimates of certain financial and operating results for the full year of 2024. Provide balancing disclosure to quantify expected expenses and results of operations for the full year of 2024, as well as your outstanding debt as of the end of that period.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 60 accordingly.

19.

The average daily production (BOE/d)(6:1) shown in the table on page 57 appears inconsistent with a calculation using the estimated Total (MBOE)(6:1) annual amount and a typical 365-day year. Please advise or revise your disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 60 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

Loss on Debt Extinguishment, page 64

20.

You disclose the loss on debt extinguishment of $0.9 million for the nine months ended September 30, 2024 was primarily due to increased write-offs of debt issuance costs associated with the Regulation A and Regulation D bond redemptions and debt extinguishments. Please expand your disclosure to quantify the amount of the bond redemptions and debt extinguishments, including identifying the debt instruments that were extinguished in the period. In addition, please include disclosure in the footnotes to your financial statements that discusses the loss on debt extinguishment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 67, 73, and F-28 accordingly.

Liquidity and Capital Resources, page 71

21.

We note your disclosure on page 2 and 84 that you estimate that your direct drilling operations will require approximately $472.9 million in capital throughout 2025 in order to achieve your intended business plan. Please address the material cash requirements related to your direct drilling operations in your discussion of liquidity and capital resources in accordance with Item 303(b)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 75 accordingly.

22.

We note your disclosure here that you believe “these sources of liquidity will be sufficient to meet [y]our cash requirements, including normal operating needs, debt service obligations, and capital expenditures, for at least the next 12 months....” Please revise your disclosure to quantify your debt service obligations, including interest payments and outstanding debt maturing in the next twelve months, and capital expenditures for the year.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 75 accordingly.

March 28, 2025

Contractual Obligations and Commitments, page 77

23.	Please update this table as of December 31, 2024 or a date closer to the most recent balance sheet date.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 82 accordingly.

Business Drilling Results, page 86

24.

We note you disclose the total number of gross and net wells drilled during the years ended December 31, 2023, 22 and 21; however, the 2024 year-to-date disclosure is limited to only wells drilled by PhoenixOp as of November 30, 2024. Please expand your disclosure to additionally disclose the total number of gross and net wells drilled year-to-date as of November 30, 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 89 accordingly to provide such information as of December 31, 2024.

The Company respectfully advises the Staff that, although the Company tracks the number of gross and net wells drilled by PhoenixOp on at least a monthly basis, today the Company only tracks wells drilled by its third-party E&P operators on a quarterly basis (and is reliant on those third-party E&P operators for such information). As such, the Company is unable to provide the total number of gross and net wells drilled year-to-date at this time. Going forward, the Company intends to disclose on a quarterly basis both wells drilled by PhoenixOp and the total number of gross and net wells drilled.

Index to Financial Statements

Notes to the Condensed Consolidated Financial Statements for the Year Ended December 31, 2023

Note 3 – Restatement of Prior Year Financial Statements, page F-14

25.

You disclose during the third quarter of 2024, the Company made voluntary changes in the accounting principles regarding debt issuance costs and capitalized interest. Please explain why you believe these changes are voluntary as opposed to required and your consideration of these revisions as corrections of errors in accordance with ASC 250-10-45-22 through 45-24. Ensure that your response specifically addresses the guidance in ASC 250-10-50-7 through 50-10 and revise your disclosures as necessary. To the extent you continue to believe that these changes represent a change in accounting principle, please provide the following:

•

Tell us the facts and circumstances that resulted in your decision to change your accounting for debt issuance costs and capitalized interest, including the authoritative guidance that supports your accounting prior to and subsequent to the change.

•	Tell us how you determined the change in accounting principle for your debt issuance costs and capitalized interest was preferable in accordance with ASC 250-10-45-2 and 45-11 through 45-13.

•	Provide tabular disclosure of the impacts that these changes had on your statements of operations, cash flows and changes in equity for the year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and the related supplemental discussion with the Staff on February 12, 2025, and advises the Staff that, on March 7, 2025, the Company’s management concluded that each of (i) the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 (the “2023 and 2022 Audited Financial Statements”) contained in the Company’s Annual Report on Form 1-K/A for the fiscal year ended December 31, 2023 (the “Form 1-K/A”), filed with the Commission on September 26, 2024, and (ii) the Company’s previously issued unaudited condensed consolidated financial statements for the fiscal semiannual periods ended June 30, 2024 and 2023 (the “Semiannual Unaudited Financial Statements” and, together with the 2023 and 2022 Audited Financial Statements, the “Existing

March 28, 2025

Financial Statements”) contained in the Company’s Semiannual Report on Form 1-SA/A for the fiscal semiannual period ended June 30, 2024 (the “Form 1-SA/A”), filed with the Commission on September 26, 2024, should no longer be relied upon due to certain errors in the Existing Financial Statements, as addressed in FASB ASC Topic 250. Accordingly, on March 12, 2025, the Company filed with the Commission a Current Report on Form 1-U to disclose such conclusion and the Company’s intent to amend the Form 1-K/A and Form 1-SA/A as soon as reasonably practicable to reflect the restated Existing Financial Statements. On March 27, 2025, the Company filed with the Commission amendments to the Form 1-K/A and Form 1-SA/A to reflect that the Company had restated the Existing Financial Statements. The Company further advises the Staff that it has revised pages 49, F-3, F-16, F-17, F-18, F-19, F-20, and F-21 accordingly.

Notes to the Consolidated Financial Statements

Note 18 – Supplemental Information on Oil and Natural Gas Operations (Unaudited)

Oil and Natural Gas Reserve Information, page F-30

26.	Please revise your disclosure to relocate the line item header “Proved Developed and Undeveloped Reserves” to a position above the header “Proved Developed Reserves” on page F-31.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-41 accordingly.

27.

The total revisions identified in the explanation on page F-31 of the changes in developed reserves (positive 843,346 Boe) and undeveloped reserves (positive 89,378 Boe) for the year ended December 31, 2023 are inconsistent with line item for total revisions from proved developed and undeveloped reserves (705,390 Boe) presented on page F-30. This same inconsistency was identified in prior comment 15 but not resolved in the disclosure in Amendment No. 1. We reissue our comment. This comment also applies to the disclosure on page 91.

Additionally, the disclosure on page 91 of the changes due to sales and acquisitions for the period ending September 30, 2024 is presented as a single combined amount rather than disclosed as separate amounts for sales and for acquisitions as required in FASB ASC 932-235-50c and 50f. Furthermore, the arithmetic summation of the net quantities attributed to the individual sources of revisions for proved developed reserves as of September 30, 2024 is inconsistent with the corresponding total amount provided in the explanation.

Please revise your disclose to address these inconsistencies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 94, F-41, and F-42 accordingly.

Notes to the Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2024 Note 3 – Oil and Gas Properties, page F-40

28.

On page 64, you disclose the impairment expense of $0.5 million for the nine months ended September 30, 2024 was primarily a result of lease expirations within the mineral and non-operating segment. Please expand your disclosure in your footnote and on page 64 to further explain the underlying reason(s) for the impairment expense recorded in the nine months ended September 30, 2024, similar to disclosure provided on page F-18 for the year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 66 and F-22 accordingly.

* * * *

March 28, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP